CYRULI SHANKS & ZIZMOR, LLP

420 Lexington Avenue

Suite 2320

New York, NY 10170

July 22, 2025

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

RE:	Klotho Neurosciences, Inc. (the “Company”) Registration Statement on Form S-3 File No. 333-288533

Dear Division of Corporate Finance Staff:

On behalf of Klotho Neurosciences, Inc. (the “Company”), I am pleased to provide a response to the Staff’s July 17, 2025 comment on the above-referenced Registration Statement on Form S-3.

The numbered paragraphs and headings below correspond to those set forth in the July 17, 2025 Comment Letter. Staff’s comment is set forth in italics, followed by the Company’s response. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Registration Statement.

Registration Statement on Form S-3

General

1. This registration statement was filed on Form S-3 and we note that you filed a current report on Form 8-K on August 30, 2024 relating to the resignation of a director that occurred on August 25, 2024. Since that Form 8-K was not timely filed based on Item 5.01 of Form 8-K, you do not appear eligible at this time to use Form S-3 pursuant to Instruction I.A of Form S-3. Please explain why you believe you are eligible to use this form or, alternatively, please amend your registration statement to an appropriate form.

Response: The Company respectfully submits that it is eligible to use Form S-3 at this time.

While the Company’s Form 8-K filed on August 30, 2024, originally stated that the resignation of director Edward Cong Wang occurred on August 25, 2024, this was later clarified and corrected in Amendment No. 1 to the Form 8-K, filed on July 22, 2025. As explained in that amendment, although Mr. Wang submitted a written resignation via e-mail on Sunday, August 25, 2024, the Company contacted him on Monday, August 26, 2024, to confirm his resignation and ask whether he intended to exercise his contractual right to designate a successor. Mr. Wang responded later that day and confirmed that he would not be appointing a replacement. Accordingly, the Company reasonably determined that the resignation became finalized and effective on Monday, August 26, 2024—the date on which the necessary corporate steps were complete and the Company could determine the resulting board vacancy and compliance implications.

Thus, the Company filed the original Form 8-K within four business days of August 26, 2024, consistent with Item 5.02 of Form 8-K and Instruction I.A.4 to Form S-3, which requires timely filing of all required reports. The correction made in the amended Form 8-K/A was intended solely to clarify the effective date in line with the Company’s good-faith interpretation of when the resignation was finalized.

Accordingly, the Company respectfully submits that the Form 8-K was timely filed, and the Company remains eligible to use Form S-3 at this time.

If you have any questions, please do not hesitate to contact me at (347) 379-4627.

Sincerely,

/s/ Paul Goodman

Via: EDGAR